YUHE INTERNATIONAL, INC.
301 Hailong Street
Hanting District, Weifang, Shandong Province
The People’s Republic of China

May 13, 2009

Via Facsimile and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549
Attn: Edwin Kim

Re:      Yuhe International, Inc.
Post-Effective Amendment No. 1 to Form S-1
Filed on April 22, 2009
File No. 333-150836

Dear Mr. Kim:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Yuhe International, Inc., the “Company”, hereby requests acceleration of effectiveness of its Post-Effective Amendment No. 1 to Form S-1 (File No. 333-150836) at 5:00 p.m., Washington, D.C. time, on May 13, 2009, or as soon thereafter as practicable.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its fully responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Simon Luk at (852) 2292 2222 or Eric Cohen at (212) 294 3540 or fax to (852) 2292 2200 with any questions you may have concerning this request.  In addition, please contact Mr. Luk and/or Mr. Cohen when this request for acceleration has been granted.

Sincerely,

/s/ Zhentao GAO

Zhentao GAO
For and on behalf of
Yuhe International, Inc.

cc:	Simon Luk and Eric Cohen, Winston & Strawn LLP